SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated  January 23, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
•	Tele2 – Invitation to presentation of the fourth quarter and full year 2018 results and publication of new reporting structure, dated January 22, 2019
•	Tele2 – New reporting structure & Pro forma financials, dated January 22, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-01-22

Invitation to presentation of the fourth quarter and full year 2018 results and publication of new reporting structure

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) will publish its Q4 2018 results on Wednesday, February 13, 2019. The presentation will be hosted by Anders Nilsson, CEO, Mikael Larsson, CFO, Samuel Skott, EVP B2C Sweden, and Erik Strandin Pers, Head of Investor Relations.

Tele2 will publish its financial results for Q4 2018 at 07:00 CET (06:00 GMT, 01:00 EST) on Wednesday, February 13, 2019.

First interim report after Com Hem merger
The Q4 2018 results will be the first consolidated results Tele2 publishes after the merger with Com Hem, completed on November 5, 2018.

Financial records according to new reporting structure available at www.tele2.com
Following the Com Hem merger, Tele2 updates its reporting structure. As previously communicated, this includes a split of Tele2 Sweden into a consumer segment and a business segment. Pro forma financial history according to the new reporting structure have today been made available at the Investors section of Tele2.com.

Teleconference and webcast
Tele2 will host a teleconference with presentation at 10:00 CET (09:00 GMT, 04:00 EST) on Wednesday, February 13, 2019. The presentation will be held in English and will also be available as a webcast at Tele2’s website: www.tele2.com

Dial-in information:
To make sure your are connected in time for the teleconference, please dial in a few minutes in advance and register your attendance. Ask for “Tele2 Q4”.

Dial-in numbers:
SE: +46 (0)8 5065 3942
UK: +44 (0)330 336 9411
US: +1 929-477-0448

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

November 5, 2018, Tele2 successfully merged with the Com Hem Group, a leading supplier of broadband, TV, play and telephony services in Sweden with 1.45 million customers. In 2017, the Com Hem Group generated revenue of SEK 7.1 billion. The combined company will publish its first consolidated interim report in February 2019.

ABOUT THIS FILE
This file contains certain pro forma financial information following the merger with Com Hem. It does not contain any information with regards to any period after 30 September 2018, nor does it contain any forecasts or financial guidance.

The principal changes compared to financial information previously published are:
1) Two sheets named "Sweden Pro forma" and "Segments Pro forma" have been added, showing information including Com Hem pro forma. All other sheets are prepared on a legal basis, i.e. not including Com Hem pro forma.
2) Updated reporting structure reflecting mainly that Tele2 Sweden has been split into a consumer segment and a business segment
3) Com Hem financials have been aligned with Tele2's reporting standards, resulting in an increase in operational expenses and a decrease in capex related to accounting of sales commissions
4) Tele2 Kazakhstan reported as a discontinued operation, following our press relese on 28 December, 2018.

GUIDE TO THE NEW REPORTING STRUCTURE	SWEDEN CONSUMER
Revenue segments:
Mobile: Tele2's mobile consumer business, with a split into postpaid and prepaid
Fixed broadband: The high-speed broadband consumer business from Com Hem (and Boxer). The segment does not include Tele2's DSL broadband business
Digital TV: Com Hem's digital TV business under the Com Hem brand (Cable & Fiber) and Boxer's digital TV business (DTT)
Fixed telephony and DSL: The fixed-line telephony consumer businesses from both Tele2 and Com Hem, and also Tele2's DSL consumer business previously reported within Tele2 Fixed broadband
Landlord and Other: Com Hem's Landlord business, previously reported as "Network operator" revenue by Com Hem, and revenue previouly reported as "Other" revenue by Com Hem
Operator revenue: All interconnect revenue related to consumers and also Com Hem's network operator ITUX
Equipment: Equipment revenue related to consumers previoulsly reported by Tele2, i.e. mainly smartphone sales, and fiber installation fees from consumers previously reported by Com Hem

SWEDEN BUSINESS
Revenue segments:
Mobile: Revenue from mobile services to business customers, including such revenue previously reported within Com Hem B2B
Fixed: Revenue from fixed services to business customers, including such revenue previously reported within Com Hem B2B
Solutions: Revenue from Tele2's integration business previously included in Tele2's "Other operations" segment. This business comes mainly from the acquisition of TDC Sweden and includes building and managing communication solutions to business customers, for example corporate data networks, switches, hosting and cloud solutions
Operator revenue: Interconnect revenue related to business customers
Equipment revenue: Equipment sales to business customers
Wholesale revenue: Revenue from carrier business earlier reported within Tele2's "Other operations" segment, revenue from visitor roaming, MVNO wholesale, and revenue related to our network joint ventures Net4Mobility and SUNAB

	INTERNATIONAL	Fixed end-user service revenue includes revenue previously reported both within fixed telephony and fixed broadband

GROUP
Income statement: Row 19 is new and row 18 has changed as interest income and expenses have now been separated
Cash flow: Row 28 is new and row 27 has changed as proceeds from loans and repayments of loans have now been separated

Income statement

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2015	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year	Full-year

CONTINUING OPERATIONS
Revenues		4,315	4,342	4,559	5,549	5,317	5,441	5,446	5,861	5,573	5,707	5,743		17,607	18,765	22,065
Cost of services provided and equipment sold		-2,279	-2,335	-2,380	-3,256	-3,037	-3,058	-2,983	-3,424	-3,208	-3,300	-3,235		-9,529	-10,250	-12,502
Gross profit		2,036	2,007	2,179	2,293	2,280	2,383	2,463	2,437	2,365	2,407	2,508		8,078	8,515	9,563

Selling expenses		-853	-844	-766	-1,010	-904	-977	-910	-1,101	-932	-937	-832		-3,510	-3,473	-3,892
Administrative expenses		-422	-487	-420	-643	-538	-562	-521	-647	-504	-508	-606		-1,798	-1,972	-2,268
Result from shares in joint ventures and associated companies		0	1	0	-1	0	1	0	-1	14	0	-1		-7	0	0
Other operating income		35	21	34	45	25	22	40	41	57	47	40		392	135	128
Other operating expenses		-10	-15	-16	-31	-13	-6	-18	-25	-100	-131	-87		-102	-72	-62
Operating profit/loss		786	683	1,011	653	850	861	1,054	704	900	878	1,022		3,053	3,133	3,469

Interest income		5	7	-4	3	2	2	4	3	7	0	4		8	11	11
Interest expenses		-69	-94	-91	-79	-82	-78	-73	-81	-76	-85	-66		-309	-333	-314
Other financial items		3	-4	-7	-12	5	-7	1	0	-13	-28	-7		-7	-20	-1
Profit/loss after financial items		725	592	909	565	775	778	986	626	818	765	953		2,745	2,791	3,165

Income tax		-159	-176	-461	-214	-193	-192	-184	-165	-196	-165	-226		-757	-1,010	-734
NET PROFIT/LOSS FROM CONTINUING OPERATIONS		566	416	448	351	582	586	802	461	622	600	727		1,988	1,781	2,431

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations		-306	-475	-3,060	-521	-214	-346	-238	-1,413	-273	-157	-199		837	-4,362	-2,211
NET PROFIT/LOSS		260	-59	-2,612	-170	368	240	564	-952	349	443	528		2,825	-2,581	220

ATTRIBUTABLE TO
Equity holders of the parent company		293	39	-2,514	-87	410	259	566	-1,043	343	411	504		2,825	-2,269	192
Non-controlling interests		-33	-98	-98	-83	-42	-19	-2	91	6	32	24		0	-312	28
NET PROFIT/LOSS		260	-59	-2,612	-170	368	240	564	-952	349	443	528		2,825	-2,581	220

Earnings per share (SEK)		0.64	0.08	-5.59	-0.15	0.81	0.53	1.12	-2.08	0.68	0.82	1.00		6.17	-5.02	0.38
Earnings per share, after dilution (SEK)		0.64	0.08	-5.59	-0.15	0.80	0.53	1.12	-2.08	0.68	0.81	0.99		6.13	-5.02	0.37

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		566	416	448	351	582	586	802	461	622	600	727		1,988	1,781	2,431
Non-controlling interests		0	0	0	0	0	0	0	0	0	0	0		0	0	0
NET PROFIT/LOSS		566	416	448	351	582	586	802	461	622	600	727		1,988	1,781	2,431

Earnings per share (SEK)		1.23	0.92	0.87	0.92	1.16	1.17	1.58	0.97	1.24	1.19	1.44		4.35	3.94	4.88
Earnings per share, after dilution (SEK)		1.23	0.92	0.87	0.92	1.15	1.17	1.58	0.97	1.24	1.18	1.43		4.33	3.94	4.87

Balance sheet

		2015	2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
SEK million	Comments	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

ASSETS
NON-CURRENT ASSETS
Goodwill		8,661	8,393	8,539	6,085	7,598	7,594	7,641	7,565	5,517	5,647	5,683	5,638
Other intangible assets		4,397	4,756	4,744	4,701	5,772	5,665	5,556	5,363	4,044	4,074	4,075	4,002
Intangible assets		13,058	13,149	13,283	10,786	13,370	13,259	13,197	12,928	9,561	9,721	9,758	9,640
Tangible assets		11,615	12,689	13,043	13,385	14,329	14,249	14,113	13,344	8,692	8,710	8,698	8,375
Financial assets		1,424	1,395	1,267	1,160	1,560	1,407	1,434	1,300	794	737	939	977
Capitalized contract costs		622	598	601	595	617	596	597	563	380	347	327	324
Deferred tax assets		2,147	2,197	2,204	1,925	1,766	1,721	1,697	1,441	1,911	1,927	1,864	1,732
NON-CURRENT ASSETS		28,866	30,028	30,398	27,851	31,642	31,232	31,038	29,576	21,338	21,442	21,586	21,048

CURRENT ASSETS
Inventories		697	622	703	578	668	930	869	837	689	852	797	609
Current receivables		7,236	7,206	7,476	7,475	8,554	8,471	8,204	7,899	6,726	6,754	6,766	6,742
Current investments		32	33	32	21	21	7	3	3	3	3	70	3
Cash and cash equivalents		107	184	149	1,172	257	752	318	1,068	802	441	248	1,212
CURRENT ASSETS		8,072	8,045	8,360	9,246	9,500	10,160	9,394	9,807	8,220	8,050	7,881	8,566

ASSETS CLASSIFIED AS HELD FOR SALE		0	0	0	0	0	0	0	616	10,166	10,464	10,530	10,380

ASSETS		36,938	38,073	38,758	37,097	41,142	41,392	40,432	39,999	39,724	39,956	39,997	39,994

EQUITY AND LIABILITIES
EQUITY
Attributable to equity holders of the parent company		18,438	19,953	18,000	15,769	18,773	19,284	16,968	17,206	17,246	18,187	16,782	17,037
Non-controlling interests		-	-22	-110	-212	-300	-360	-349	-316	-114	-117	-80	-48
EQUITY		18,438	19,931	17,890	15,557	18,473	18,924	16,619	16,890	17,132	18,070	16,702	16,989

NON-CURRENT LIABILITIES
Interest-bearing liabilities		5,613	4,792	6,066	7,750	8,954	10,474	11,572	11,639	11,565	9,736	11,044	11,097
Non-interest-bearing liabilities		592	623	642	586	913	891	882	918	998	1,006	988	987
NON-CURRENT LIABILITIES		6,205	5,415	6,708	8,336	9,867	11,365	12,454	12,557	12,563	10,742	12,032	12,084

CURRENT LIABILITIES
Interest-bearing liabilities		5,372	5,913	7,034	5,749	3,388	2,197	2,639	2,026	820	2,431	2,607	2,621
Non-interest-bearing liabilities		6,923	6,814	7,126	7,455	9,414	8,906	8,720	8,248	7,074	6,622	6,536	6,227
CURRENT LIABILITIES		12,295	12,727	14,160	13,204	12,802	11,103	11,359	10,274	7,894	9,053	9,143	8,848

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE		0	0	0	0	0	0	0	278	2,135	2,091	2,120	2,073

EQUITY AND LIABILITIES		36,938	38,073	38,758	37,097	41,142	41,392	40,432	39,999	39,724	39,956	39,997	39,994

Net debt		9,878	9,415	11,765	11,013	10,628	10,544	12,445	11,338	10,474	10,585	12,205	11,190
Economic net debt		9,878	9,397	11,739	10,985	10,437	10,310	12,023	10,698	9,770	9,792	11,357	10,222

Cash flow statement
(Total operations)
		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

OPERATING ACTIVITIES
Operating profit/loss from continuing operations		786	683	1,011	653	850	861	1,054	704	900	878	1,022		3,133	3,469
Operating profit/loss from discontinued operations		-709	-480	-3,047	-402	-172	-238	-48	-1,051	-171	-64	3		-4,638	-1,509
Operating profit/loss		77	203	-2,036	251	678	623	1,006	-347	729	814	1,025		-1,505	1,960

Adjustments for non-cash items in operating profit/loss		1,026	807	3,508	982	938	914	866	1,890	879	883	1,012		6,323	4,608
Financial items paid/received		-46	-59	-80	-87	-8	-145	0	-133	-88	-116	-56		-272	-286
Taxes paid		-67	-136	-114	-86	-106	-133	-120	-126	-145	-280	-97		-403	-485
Cash flow from operations before changes in working capital		990	815	1,278	1,060	1,502	1,259	1,752	1,284	1,375	1,301	1,884		4,143	5,797
Changes in working capital		-41	180	456	278	-478	415	207	-209	-467	-115	54		873	-65
CASH FLOW FROM OPERATING ACTIVITIES		949	995	1,734	1,338	1,024	1,674	1,959	1,075	908	1,186	1,938		5,016	5,732

INVESTING ACTIVITIES
Capex paid		-1,103	-856	-896	-944	-846	-854	-669	-844	-840	-675	-759		-3,799	-3,213
Free cash flow		-154	139	838	394	178	820	1,290	231	68	511	1,179		1,217	2,519
Acquisition and sale of shares and participations		39	5	-10	-2,910	0	-8	0	669	-3	0	-94		-2,876	661
Other financial assets		0	1	11	1	16	4	0	0	0	-66	66		13	20
Cash flow from investing activities		-1,064	-850	-895	-3,853	-830	-858	-669	-175	-843	-741	-787		-6,662	-2,532
CASH FLOW AFTER INVESTING ACTIVITIES		-115	145	839	-2,515	194	816	1,290	900	65	445	1,151		-1,646	3,200

FINANCING ACTIVITIES
Proceeds from loans		947	3,459	1,496	1,562	1,500	3,020	-332	-1,192	66	1,393	-168		7,464	2,996
Repayments of loans		-652	-1,257	-1,326	-2,879	-1,213	-1,631	-194	-4	-514	-28	-15		-6,114	-3,042
Dividends		0	-2,389	0	0	0	-2,629	0	0	0	-2,013	0		-2,389	-2,629
Acquisition of non-controlling interests		-125	0	0	0	0	0	0	0	0	0	0		-125	0
New share issues		0	0	0	2,910	0	0	0	0	0	0	0		2,910	0
Repurchase of own shares		0	0	0	0	0	0	0	0	0				0	0
Other financing activities		0	0	0	0	0	0	0	0	0				0	0
Cash flow from financing activities		170	-187	170	1,593	287	-1,240	-526	-1,196	-448	-648	-183		1,746	-2,675
NET CHANGE IN CASH AND CASH EQUIVALENTS		55	-42	1,009	-922	481	-424	764	-296	-383	-203	968		100	525

Cash and cash equivalents at beginning of period		107	184	149	1,172	257	752	318	1,068	802	441	248		107	257
Exchange rate differences in cash and cash equivalents		22	7	14	7	14	-10	-14	30	22	10	-4		50	20
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		184	149	1,172	257	752	318	1,068	802	441	248	1,212		257	802

Tele2 Group

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Sweden, Consumer		2,070	2,022	2,127	2,288	2,078	2,116	2,114	2,324	2,138	2,198	2,191		8,507	8,632
Sweden, Business		928	933	899	1,641	1,807	1,748	1,661	1,808	1,784	1,722	1,637		4,401	7,024
Lithuania		386	391	442	490	439	479	510	529	532	604	631		1,709	1,957
Latvia		234	237	278	273	257	279	305	337	296	325	339		1,022	1,178
Estonia		157	167	181	190	166	194	185	198	189	196	192		695	743
Croatia		315	367	407	445	359	410	463	462	433	450	536		1,534	1,694
Germany		187	172	174	175	160	154	150	148	139	138	135		708	612
IoT		13	17	21	24	32	40	38	37	43	51	53		75	147
Other		33	45	44	36	30	32	36	37	32	41	45		158	135
Internal sales, elimination		-8	-9	-14	-13	-11	-11	-16	-19	-13	-18	-16		-44	-57
Total		4,315	4,342	4,559	5,549	5,317	5,441	5,446	5,861	5,573	5,707	5,743		18,765	22,065

END-USER SERVICE REVENUE
Sweden, Consumer		1,487	1,485	1,592	1,573	1,548	1,562	1,586	1,564	1,536	1,542	1,564		6,137	6,260
Sweden, Business		596	620	605	904	1,072	1,039	988	1,004	995	982	963		2,725	4,103
Lithuania		226	229	251	261	259	282	286	292	302	335	342		967	1,119
Latvia		137	139	155	156	150	167	177	178	179	194	199		587	672
Estonia		103	105	112	112	109	112	117	117	108	115	114		432	455
Croatia		196	204	223	214	206	224	240	233	260	272	293		837	903
Germany		185	171	172	174	159	153	149	147	138	138	133		702	608
IoT		13	17	21	24	32	40	38	37	43	51	53		75	147
Other		8	12	5	0	0	0	0	0	0	0	0		25	0
Total		2,951	2,982	3,136	3,418	3,535	3,579	3,581	3,572	3,561	3,629	3,661		12,487	14,267

END-USER SERVICE REVENUE, MOBILE
Sweden, Consumer		1,354	1,358	1,464	1,450	1,431	1,464	1,491	1,473	1,452	1,462	1,489		5,626	5,859
Sweden, Business		405	427	415	440	516	472	447	459	459	463	461		1,687	1,894
Lithuania		226	229	251	261	259	282	286	292	302	335	342		967	1,119
Latvia		137	139	155	156	150	167	177	178	179	194	199		587	672
Estonia		102	104	111	111	108	112	116	116	104	110	109		428	452
Croatia		196	204	223	214	206	224	240	233	260	272	293		837	903
Germany		101	93	94	94	87	85	82	83	78	80	77		382	337
IoT		13	17	21	24	32	40	38	37	43	51	53		75	147
Other		0	0	0	0	0	0	0	0	0	0	0		0	0
Total		2,534	2,571	2,734	2,750	2,789	2,846	2,877	2,871	2,877	2,967	3,023		10,589	11,383

ADJUSTED EBITDA
Sweden, Consumer		672	629	785	696	790	741	742	696	716	755	777		2,782	2,969
Sweden, Business		214	221	268	266	352	302	371	358	350	287	404		969	1,383
Lithuania		143	149	159	138	147	171	174	159	177	205	231		589	651
Latvia		70	71	90	89	88	95	118	116	103	120	126		320	417
Estonia		36	40	46	50	44	44	49	48	35	40	46		172	185
Croatia		7	16	53	31	24	39	85	-55	52	69	130		107	93
Germany		69	55	75	77	62	61	67	75	60	66	65		276	265
IoT		-10	-13	-14	-27	-29	-18	-20	-34	-18	-31	-30		-64	-101
Other		-1	-38	5	2	-23	-11	18	-48	-11	14	-39		-32	-64
Total		1,200	1,130	1,467	1,322	1,455	1,424	1,604	1,315	1,464	1,525	1,710		5,119	5,798

Reconciling items to reported operating profit/loss
Adjusted EBITDA		1,200	1,130	1,467	1,322	1,455	1,424	1,604	1,315	1,464	1,525	1,710		5,119	5,798
Items affecting comparability		-26	-49	-47	-187	-98	-58	-34	-53	-69	-130	-155		-309	-243
Depreciation/amortization and impairment		-388	-399	-409	-481	-507	-506	-516	-557	-509	-517	-532		-1,677	-2,086
of which amortization of surplus from acquisitions		-2	-1	-3	-27	-37	-38	-38	-38	-37	-39	-37		-33	-151
Result from shares in joint ventures and associated companies		-	1	-	-1	-	1	-	-1	14	-	-1		0	0
Operating profit/loss		786	683	1,011	653	850	861	1,054	704	900	878	1,022		3,133	3,469

CAPEX
Sweden		199	136	210	353	118	196	164	265	192	213	236		898	743
Lithuania		150	30	23	25	29	23	25	37	22	38	43		228	114
Latvia		25	17	9	17	17	20	19	27	24	20	25		68	83
Estonia		21	16	20	14	14	20	22	27	17	24	25		71	83
Croatia		53	31	16	30	7	25	22	36	11	37	23		130	90
Germany		0	2	0	1	0	0	0	0	0	0	0		3	0
IoT		0	0	0	0	3	7	8	12	7	7	4		0	30
Other		93	89	95	132	63	54	61	111	100	135	48		409	289
Total		541	321	373	572	251	345	321	515	373	474	404		1,807	1,432

of which
Network		246	177	205	273	112	177	162	310	172	219	201		901	761
IT		126	106	125	156	96	108	105	148	151	194	148		513	457
Customer equipment, CPE		27	15	13	38	31	36	27	37	37	44	30		93	131
Spectrum		123	0	1	1	1	0	0	0	0	0	1		125	1
Other		19	23	29	104	11	24	27	20	13	17	24		175	82

Tele2 Group, Pro forma*												Com Hem pre acquisition
* including pro forma for Com Hem (pre acquisition)
		2017	2017	2017	2017	2018	2018	2018	2018	2017	2018	2017	2017	2017	2017	2018	2018	2018	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

REVENUE
Sweden, Consumer		3,761	3,839	3,829	4,059	3,856	3,944	3,903		15,488		1,683	1,723	1,715	1,735	1,718	1,746	1,712	0
Sweden, Business		1,881	1,819	1,726	1,878	1,850	1,791	1,702		7,304		74	71	65	70	66	69	65	0
Lithuania		439	479	510	529	532	604	631		1,957		0	0	0	0	0	0	0	0
Latvia		257	279	305	337	296	325	339		1,178		0	0	0	0	0	0	0	0
Estonia		166	194	185	198	189	196	192		743		0	0	0	0	0	0	0	0
Croatia		359	410	463	462	433	450	536		1,694		0	0	0	0	0	0	0	0
Germany		160	154	150	148	139	138	135		612		0	0	0	0	0	0	0	0
IoT		32	40	38	37	43	51	53		147		0	0	0	0	0	0	0	0
Other		30	32	36	37	32	41	45		135		0	0	0	0	0	0	0	0
Internal sales, elimination		-11	-11	-16	-19	-13	-18	-16		-57		0	0	0	0	0	0	0	0
Total		7,074	7,235	7,226	7,666	7,357	7,522	7,520		29,201		1,757	1,794	1,780	1,805	1,784	1,815	1,777	0

END-USER SERVICE REVENUE
Sweden, Consumer		3,187	3,224	3,242	3,225	3,191	3,221	3,224		12,878
Sweden, Business		1,142	1,106	1,051	1,072	1,058	1,048	1,025		4,371
Lithuania		259	282	286	292	302	335	342		1,119
Latvia		150	167	177	178	179	194	199		672
Estonia		109	112	117	117	108	115	114		455
Croatia		206	224	240	233	260	272	293		903
Germany		159	153	149	147	138	138	133		608
IoT		32	40	38	37	43	51	53		147
Other		0	0	0	0	0	0	0		0
Total		5,244	5,308	5,300	5,301	5,279	5,374	5,383		21,153

END-USER SERVICE REVENUE, MOBILE
Sweden, Consumer		1,431	1,464	1,491	1,473	1,452	1,462	1,489		5,859
Sweden, Business		526	481	456	468	472	475	473		1,931
Lithuania		259	282	286	292	302	335	342		1,119
Latvia		150	167	177	178	179	194	199		672
Estonia		108	112	116	116	104	110	109		452
Croatia		206	224	240	233	260	272	293		903
Germany		87	85	82	83	78	80	77		337
IoT		32	40	38	37	43	51	53		147
Other		0	0	0	0	0	0	0		0
Total		2,799	2,855	2,886	2,880	2,890	2,979	3,035		11,420

ADJUSTED EBITDA
Sweden, Consumer		1,449	1,408	1,443	1,335	1,380	1,437	1,493		5,635
Sweden, Business		351	304	391	383	363	293	434		1,429
Lithuania		147	171	174	159	177	205	231		651
Latvia		88	95	118	116	103	120	126		417
Estonia		44	44	49	48	35	40	46		185
Croatia		24	39	85	-55	52	69	130		93
Germany		62	61	67	75	60	66	65		265
IoT		-29	-18	-20	-34	-18	-31	-30		-101
Other		-23	-11	18	-48	-11	14	-39		-64
Total		2,113	2,093	2,325	1,979	2,141	2,213	2,456		8,510		658	669	721	664	677	688	746	0

CAPEX
Sweden		331	446	362	523	429	413	372		1,662		213	250	198	258	237	200	136	0
Lithuania		29	23	25	37	22	38	43		114		0	0	0	0	0	0	0	0
Latvia		17	20	19	27	24	20	25		83		0	0	0	0	0	0	0	0
Estonia		14	20	22	27	17	24	25		83		0	0	0	0	0	0	0	0
Croatia		7	25	22	36	11	37	23		90		0	0	0	0	0	0	0	0
Germany		0	0	0	0	0	0	0		0		0	0	0	0	0	0	0	0
IoT		3	7	8	12	7	7	4		30		0	0	0	0	0	0	0	0
Other		63	54	61	111	100	135	48		289		0	0	0	0	0	0	0	0
Total		464	595	519	773	610	674	540		2,351		213	250	198	258	237	200	136	0

of which
Network		203	290	249	455	267	305	263		1,197
IT		144	163	147	213	201	238	181		667
Customer equipment, CPE		95	105	88	75	122	105	70		363
Spectrum		1	0	0	0	0	0	1		1
Other		21	37	35	30	20	26	25		123

Sweden

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Consumer
Mobile		1,354	1,358	1,464	1,450	1,431	1,464	1,491	1,473	1,452	1,462	1,489		5,626	5,859
Postpaid		1,003	1,045	1,107	1,098	1,103	1,119	1,153	1,148	1,152	1,168	1,189		4,253	4,523
Prepaid		351	313	357	352	328	345	338	325	300	294	300		1,373	1,336
Fixed		133	127	128	123	117	98	95	91	84	80	75		511	401
Fixed broadband		0	0	0	0	0	0	0	0	0	0	0		0	0
Digital TV		0	0	0	0	0	0	0	0	0	0	0		0	0
Cable & Fiber		0	0	0	0	0	0	0	0	0	0	0		0	0
DTT		0	0	0	0	0	0	0	0	0	0	0		0	0
Fixed telephony & DSL		133	127	128	123	117	98	95	91	84	80	75		511	401
Landlord & Other		0	0	0	0	0	0	0	0	0	0	0		0	0
End-user service revenue		1,487	1,485	1,592	1,573	1,548	1,562	1,586	1,564	1,536	1,542	1,564		6,137	6,260
Operator revenue		164	168	162	163	157	163	153	151	149	163	150		657	624
Equipment revenue		419	369	373	552	373	391	375	609	453	493	477		1,713	1,748
Internal sales		0	0	0	0	0	0	0	0	0	0	0		0	0
Consumer		2,070	2,022	2,127	2,288	2,078	2,116	2,114	2,324	2,138	2,198	2,191		8,507	8,632

Business
Mobile		405	427	415	440	516	472	447	459	459	463	461		1,687	1,894
Fixed		148	146	143	264	304	309	292	283	278	259	259		701	1,188
Solutions		43	47	47	200	252	258	249	262	258	260	243		337	1,021
End-user service revenue		596	620	605	904	1,072	1,039	988	1,004	995	982	963		2,725	4,103
Operator revenue		32	37	30	30	30	29	34	30	31	34	26		129	123
Equipment revenue		75	59	44	412	392	364	311	474	464	418	349		590	1,541
Wholesale revenue		225	217	220	294	313	315	328	298	293	287	298		956	1,254
Internal sales		0	0	0	1	0	1	0	2	1	1	1		1	3
Business		928	933	899	1,641	1,807	1,748	1,661	1,808	1,784	1,722	1,637		4,401	7,024

Total		2,998	2,955	3,026	3,929	3,885	3,864	3,775	4,132	3,922	3,920	3,828		12,908	15,656

ADJUSTED EBITDA
Consumer		672	629	785	696	790	741	742	696	716	755	777		2,782	2,969
Business		214	221	268	266	352	302	371	358	350	287	404		969	1,383
of which Wholesale		37	26	33	39	26	39	60	78	66	19	72		135	203
Total		886	850	1,053	962	1,142	1,043	1,113	1,054	1,066	1,042	1,181		3,751	4,352

CAPEX
Network		107	73	127	172	37	81	73	175	86	87	93		479	366
IT		58	39	50	54	49	66	50	49	61	74	100		201	214
Customer equipment, CPE		27	14	13	37	31	36	27	35	37	44	30		91	129
Spectrum		0	0	0	0	0	0	0	0	0	0	0		0	0
Other		7	10	20	90	1	13	14	6	8	8	13		127	34
Total		199	136	210	353	118	196	164	265	192	213	236		898	743

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

OPERATING DATA

Consumer RGUs
Mobile		3,082	3,098	3,134	3,093	3,044	3,062	3,072	3,026	2,976	2,967	2,979
Postpaid		1,730	1,736	1,751	1,765	1,760	1,763	1,788	1,803	1,796	1,794	1,804
Prepaid		1,352	1,362	1,383	1,328	1,284	1,299	1,284	1,223	1,180	1,173	1,175
Fixed		187	179	169	160	152	144	135	127	113	108	100
Fixed broadband		0	0	0	0	0	0	0	0	0	0	0
Digital TV		0	0	0	0	0	0	0	0	0	0	0
Cable & Fiber		0	0	0	0	0	0	0	0	0	0	0
DTT		0	0	0	0	0	0	0	0	0	0	0
Fixed telephony & DSL		187	179	169	160	152	144	135	127	113	108	100
Consumer		3,269	3,277	3,303	3,253	3,196	3,206	3,207	3,153	3,089	3,075	3,079

Business RGUs
Mobile		618	616	616	811	807	799	802	808	844	856	869

Sweden, Pro forma*												Com Hem pre acquisition
* including pro forma for Com Hem (pre acquisition)
		2017	2017	2017	2017	2018	2018	2018	2018	2017	2018	2017	2017	2017	2017	2018	2018	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Q1	Q2	Q3	Q4	Q1	Q2	Q3

REVENUE
Consumer
Mobile		1,431	1,464	1,491	1,473	1,452	1,462	1,489		5,859
Postpaid		1,103	1,119	1,153	1,148	1,152	1,168	1,189		4,523
Prepaid		328	345	338	325	300	294	300		1,336
Fixed		1,560	1,566	1,562	1,560	1,555	1,575	1,558		6,248
Fixed broadband		500	531	542	556	571	595	600		2,129
Digital TV		890	887	877	866	856	856	841		3,520
Cable & Fiber		466	475	473	472	472	479	476		1,886
DTT		424	412	404	394	384	377	365		1,634
Fixed telephony & DSL		170	148	143	138	128	124	117		599
Landlord & Other		196	194	189	192	184	184	177		771
End-user service revenue		3,187	3,224	3,242	3,225	3,191	3,221	3,224		12,878
Operator revenue		188	198	188	188	187	203	191		762
Equipment revenue		386	417	399	646	478	520	488		1,848
Internal sales		0	0	0	0	0	0	0		0
Consumer		3,761	3,839	3,829	4,059	3,856	3,944	3,903		15,488		1,683	1,723	1,715	1,735	1,718	1,746	1,712

Business
Mobile		526	481	456	468	472	475	473		1,931
Fixed		359	361	340	335	325	309	306		1,395
Solutions		257	264	255	269	261	264	246		1,045
End-user service revenue		1,142	1,106	1,051	1,072	1,058	1,048	1,025		4,371
Operator revenue		30	29	34	30	31	34	26		123
Equipment revenue		396	368	313	476	467	421	352		1,553
Wholesale revenue		313	315	328	298	293	287	298		1,254
Internal sales		0	1	0	2	1	1	1		3
Business		1,881	1,819	1,726	1,878	1,850	1,791	1,702		7,304		74	71	65	70	66	69	65

Total		5,642	5,658	5,555	5,937	5,706	5,735	5,605		22,792		1,757	1,794	1,780	1,805	1,784	1,815	1,777

ADJUSTED EBITDA
Consumer		1,449	1,408	1,443	1,335	1,380	1,437	1,493		5,635
Business		351	304	391	383	363	293	434		1,429
of which Wholesale		10	28	63	94	60	7	79		195
Total		1,800	1,712	1,834	1,718	1,743	1,730	1,927		7,064		658	669	721	664	677	688	746

CAPEX
Network		128	194	160	320	181	173	155		802
IT		97	121	92	114	111	118	133		424
Customer equipment, CPE		95	105	88	73	122	105	70		361
Spectrum		0	0	0	0	0	0	0		0
Other		11	26	22	16	15	17	14		75
Total		331	446	362	523	429	413	372		1,662		213	250	198	258	237	200	136

		2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

OPERATING DATA

Consumer RGUs
Mobile		3,044	3,062	3,072	3,026	2,976	2,967	2,979
Postpaid		1,760	1,763	1,788	1,803	1,796	1,794	1,804
Prepaid		1,284	1,299	1,284	1,223	1,180	1,173	1,175
Fixed		2,284	2,279	2,278	2,277	2,256	2,244	2,231
Fixed broadband		727	743	759	778	790	801	814
Digital TV		1,120	1,112	1,107	1,098	1,086	1,074	1,066
Cable & Fiber		644	645	651	655	653	654	655
DTT		476	467	456	443	432	420	411
Fixed telephony & DSL		437	424	412	401	381	369	351
Consumer		5,328	5,341	5,350	5,303	5,232	5,211	5,210

Business RGUs
Mobile		821	813	815	821	855	868	881

Lithuania

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		226	229	251	261	259	282	286	292	302	335	342		967	1,119
Fixed		0	0	0	0	0	0	0	0	0	0	0		0	0
End-user service revenue		226	229	251	261	259	282	286	292	302	335	342		967	1,119
Operator revenue		55	54	54	57	52	55	59	57	55	63	70		220	223
Equipment revenue		100	105	132	169	123	138	160	174	170	198	211		506	595
Internal sales		5	3	5	3	5	4	5	6	5	8	8		16	20
Total revenue		386	391	442	490	439	479	510	529	532	604	631		1,709	1,957

Adjusted EBITDA		143	149	159	138	147	171	174	159	177	205	231		589	651
Capex		150	30	23	25	29	23	25	37	22	38	43		228	114

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		1,751	1,751	1,789	1,773	1,767	1,775	1,795	1,792	1,808	1,834	1,869

Latvia

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		137	139	155	156	150	167	177	178	179	194	199		587	672
Fixed		0	0	0	0	0	0	0	0	0	0	0		0	0
End-user service revenue		137	139	155	156	150	167	177	178	179	194	199		587	672
Operator revenue		49	48	56	47	49	53	56	55	47	51	53		200	213
Equipment revenue		47	45	58	62	54	56	66	95	66	75	83		212	271
Internal sales		1	5	9	8	4	3	6	9	4	5	4		23	22
Total revenue		234	237	278	273	257	279	305	337	296	325	339		1,022	1,178

Adjusted EBITDA		70	71	90	89	88	95	118	116	103	120	126		320	417
Capex		25	17	9	17	17	20	19	27	24	20	25		68	83

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		945	947	968	945	942	954	968	952	942	942	964

Estonia

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		102	104	111	111	108	112	116	116	104	110	109		428	452
Fixed		1	1	1	1	1	0	1	1	4	5	5		4	3
End-user service revenue		103	105	112	112	109	112	117	117	108	115	114		432	455
Operator revenue		26	29	32	36	28	32	31	30	30	36	34		123	121
Equipment revenue		28	33	37	41	28	49	35	50	50	43	43		139	162
Internal sales		0	0	0	1	1	1	2	1	1	2	1		1	5
Total revenue		157	167	181	190	166	194	185	198	189	196	192		695	743

Adjusted EBITDA		36	40	46	50	44	44	49	48	35	40	46		172	185
Capex		21	16	20	14	14	20	22	27	17	24	25		71	83

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		479	480	483	479	474	474	469	464	459	459	451

Croatia

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		196	204	223	214	206	224	240	233	260	272	293		837	903
Fixed		0	0	0	0	0	0	0	0	0	0	0		0	0
End-user service revenue		196	204	223	214	206	224	240	233	260	272	293		837	903
Operator revenue		46	52	79	58	46	60	89	50	44	60	107		235	245
Equipment revenue		73	111	105	173	106	124	131	178	127	116	134		462	539
Internal sales		0	0	0	0	1	2	3	1	2	2	2		0	7
Total revenue		315	367	407	445	359	410	463	462	433	450	536		1,534	1,694

Adjusted EBITDA		7	16	53	31	24	39	85	-55	52	69	130		107	93
Capex		53	31	16	30	7	25	22	36	11	37	23		130	90

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		778	801	871	801	788	822	884	841	844	885	945

Germany

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		101	93	94	94	87	85	82	83	78	80	77		382	337
Fixed		84	78	78	80	72	68	67	64	60	58	56		320	271
End-user service revenue		185	171	172	174	159	153	149	147	138	138	133		702	608
Operator revenue		1	0	1	0	0	0	0	1	0	0	1		2	1
Equipment revenue		1	1	1	1	1	1	1	0	1	0	1		4	3
Internal sales		0	0	0	0	0	0	0	0	0	0	0		0	0
Total revenue		187	172	174	175	160	154	150	148	139	138	135		708	612

Adjusted EBITDA		69	55	75	77	62	61	67	75	60	66	65		276	265
Capex		0	2	0	1	0	0	0	0	0	0	0		3	0

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		205	191	178	169	160	153	147	142	137	134	130

Kazakhstan			discontinued operation

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		261	388	419	461	494	545	505	552	534	613	628		1,529	2,096
Fixed		0	0	0	0	0	0	0	0	0	0	0		0	0
End-user service revenue		261	388	419	461	494	545	505	552	534	613	628		1,529	2,096
Operator revenue		80	130	143	160	148	160	142	151	146	167	162		513	601
Equipment revenue		5	3	4	72	6	6	5	7	7	4	5		84	24
Internal sales		0	0	0	0	0	0	0	0	0	0	0		0	0
Total revenue		346	521	566	693	648	711	652	710	687	784	795		2,126	2,721

Adjusted EBITDA		1	38	71	82	121	157	167	197	202	264	274		192	642
Capex		79	106	134	195	129	168	56	148	39	94	16		514	501

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		6,298	6,402	6,384	6,440	6,514	6,753	6,814	6,914	6,929	7,029	7,091

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel